

Mail Stop 3233

February 16, 2018

<u>Via E-mail</u>
Nikhel Varty, Chief Executive Officer
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Blvd.
Memphis, TN 38120

> **Re:** **American Holding Company, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted January 23, 2018**
> **CIK No. File No. 0001727263**

Dear Mr. Varty:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Form 10</u>

<u>Exhibit Index</u>

1. You currently identify a number of "form of" agreements. Please tell us if you will execute any of these agreements before effectiveness of the Form 10.

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 1

How will ServiceMaster vote any shares of AHS . . .?, page 8

2. We note your expectation that ServiceMaster will agree to vote any shares of AHS it retains in proportion to the votes cast by your other stockholders. Please to clarify if ServiceMaster "will" agree to vote its AHS shares, rather than characterizing this as a forward-looking expectation.

Risk Factors

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free . . ., page 34

3. To the extent practicable, please quantify the range of potential tax liability you and ServiceMaster could incur in the event the IRS were to prevail in a challenge regarding the tax-free treatment of the transaction.

The Separation and Distribution
Incurrence of Debt, page 50

4. We note your disclosure regarding the amount to be available under your revolving credit facility and the amount of principal to be borrowed on your term facilities. To the extent that significant terms of the new debt are known, please provide them. Include interest rates, maturity dates, collateral requirements (if any), and any other known material terms.

Business, page 63

5. We note your disclosure on page 32 that your business is subject to non-solicitation and no-hire covenants. Please provide more detailed disclosure in this section regarding these restrictions and the potential impact on your opportunities to expand your business.

Note 3. Significant Accounting Policies
Restricted Net Assets, Page F-10

6. We note the third party restrictions on the ability of certain of your subsidiaries to transfer funds to you in the amount of $151 million as of December 31, 2016. Please advise us how you considered the disclosure requirements of Rule 4-08(e) and Rule 5-04, Schedule I of Regulation S-X.

       You may contact Becky Chow at (202) 551-6524 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Andrew R. Brownstein, Esq. (*via e-mail*)